EXHIBIT 11.1

                         CHOICE ONE COMMUNICATIONS INC.
                          COMPUTATION OF PER SHARE LOSS
                        THREE MONTHS ENDED MARCH 31, 2000

                                                                      Equivalent
Title                                   Number of Shares   Percent     Shares
-----                                   ----------------   -------   ---------
Choice One Communications, Inc.           22,022,256       100.0%    22,022,256
Choice One Communications, Inc.              770,791        48.4%       372,690
February 2000 Stock Offering               8,216,750        48.4%     3,961,157
1998 Employee Stock Option Plan                4,773        23.7%         1,130

Weighted Average Share Outstanding                                   26,357,233
Net Loss Applicable to Common Stock                                $(81,657,000)
Net Loss Per Share, Basic and Diluted                                    $(3.10)